

February 16, 2011

Mr. Kenneth R. Peak
Chief Executive Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re:** **Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 13, 2010**
> **File No. 001-16317**

Dear Mr. Peak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A. Controls and Procedures, Changes in Internal Control Over Financial Reporting, page 44

1.   Your disclosure should address any change in internal control over financial reporting that occurred during the fourth quarter, rather than the annual period covered by your report to comply with Item 308(c) of Regulation S-K.

Financial Statements

Supplemental Oil and Gas Disclosures, F-24

2.   We note your disclosures of proved reserves in the tables found at page F-24 and page 26 indicate that you have characterized all of your reported reserves as proved developed reserves. However, we note that the reserve reports prepared by your third party engineering firms filed as Exhibits 99.1 and 99.2 indicate that your reported reserve amounts also include proved undeveloped reserves. Please address the following points:

- Please revise your disclosures to separately identify your proved undeveloped reserves to comply with FASB ASC paragraph 932-235-50-4;

- Reconcile the amounts included in your revised disclosures to the reserve reports included at Exhibits 99.1 and 99.2; and

- Please include disclosures which discuss changes in and the current status of your proved undeveloped reserves as required by Item 1203 of Regulation S-K.

Exhibit 99.1

3.   Please obtain and file a revised report from William M. Cobb & Associates, Inc., your third party engineer, to include the following disclosures required by Item 1202(a)(8):

- The proportion of your total reserves covered by the report; and

- A statement that the third party engineer has used all methods and procedures considered necessary under the circumstances to prepare the report

Exhibit 99.2

4.   Please obtain and file a revised report from Lonquist & Co. LLC., your third party engineer, to include the following disclosures required by Item 1202(a)(8):

- The proportion of your total reserves covered by the report;

- The assumptions, methods and procedures used and a statement that the assumptions, methods and procedures used are appropriate for the purpose served by the report;

- A discussion of the possible effects of regulation on your ability to recover the estimated reserves; and

- A statement that the third party engineer has used all methods and procedures considered necessary under the circumstances to prepare the report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief